Exhibit 21.1

Shurgard Storage Centers, Inc.

Subsidiaries of the Registrant

	Name	State of Incorporation
(i)	SSC Property Holdings, Inc.	Delaware
(ii)	SSC Benelux Inc.	Delaware
(iii)	SSC Evergreen Inc.	Delaware
(iv)	Shurgard Development I, Inc.	Washington
(v)	Shurgard Development II, Inc.	Washington
(vi)	Shurgard Development IV, Inc.	Washington
(vii)	Shurgard TRS, Inc.	Washington
(viii)	Shurgard/Morningstar Storage Centers, LLC	Delaware
(ix)	SSCI Minnesota Corporation	Washington